

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2019

By E-Mail

Ryan Nebel, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Trans World Entertainment Corporation**
> **Preliminary Proxy Statement filed by Mark. R. Higgins, Mark J. Freiman,**
>   **Jeff Hastings, and Philip Knowles**
> **Filed May 24, 2019**
> **File No. 000-14818**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposal Two. Advisory Vote on Executive Compensation, page 12

1.   We note you do not make a recommendation as to this proposal but you indicate elsewhere that you will vote unmarked cards against the proposal. Please revise your disclosure to explain why you intend to vote unmarked cards against the proposal.

Additional Participant Information, page 18

2.   Please revise the last paragraph in this section to specify the events listed in Item 401(f)(1)-(8) of Regulation S-K instead of solely referring security holders to the regulation.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions